Ellington Residential Mortgage REIT
53 Forest Avenue
Old Greenwich, Connecticut 06870
(203) 698-1200

October 16, 2014

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Ellington Residential Mortgage REIT
Withdrawal of Registration Statement on Form S-11
File No. 333-194891

To Whom It May Concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Ellington Residential Mortgage REIT (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-11 (File No. 333-194891) filed on March 28, 2014, as amended April 11, 2014, together with all exhibits thereto (the “Registration Statement”).
The Company is requesting the withdrawal of the Registration Statement because it is now eligible to register its securities on Form S-3 under the Act. The Company advises the Commission that the Registration Statement was never declared “effective” and that no securities have been sold in connection with the Registration Statement.
The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.
Pursuant to the foregoing, the Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Please fax a copy of the Commission’s written order as soon as it is available to the attention of the Company’s counsel, Christopher C. Green of Hunton & Williams LLP, at (404) 602-9039.
Please direct any questions regarding this request to Christopher C. Green of Hunton & Williams LLP at (404) 888-4077.
Respectfully submitted,

/s/ Jason Frank
Jason Frank
Associate General Counsel and Secretary

cc:    Charles Garrison,
Securities and Exchange Commission